UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.    Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraph at the end of the first paragraph in the section entitled “Tender Offer”:

“On October 5, 2009, Purchaser issued a press release announcing that Purchaser was amending the Offer by increasing the price to be paid per Share to $2.25 (the “Revised Offer”) from the original $1.55 per Share price (the “Original Offer”). On October 5, 2009, Purchaser and KPN also filed Amendment No. 5 to the Schedule TO, which amended and supplemented the Schedule TO in order to reflect the Revised Offer, among other things.”

Item 4.    The Solicitation and Recommendation.

Item 4(a) of the Schedule 14D-9, entitled “Recommendation of the Special Committee,” is hereby amended and supplemented by amending and restating in their entirety the first two paragraphs thereof:

“Upon careful consideration of the Original Offer and after consultation with the Special Committee’s outside legal counsel and financial advisor, the Special Committee unanimously determined at a meeting duly held on July 29, 2009 that the Original Offer was grossly inadequate and not in the best interests of the Company and its stockholders, other than KPN and its affiliates (the “Public Stockholders”).  Accordingly, the Special Committee unanimously recommended that the Company’s Public Stockholders reject the Original Offer and not tender their Shares in the Original Offer.

In response to the Revised Offer, the Special Committee, with the assistance of its financial and legal advisors, will review the terms of the Revised Offer. The Special Committee will make its recommendation to the Public Stockholders on the Revised Offer in due course.  Accordingly, the Public Stockholders are urged to consider the Special Committee’s recommendation before taking any action with respect to the Revised Offer.”

Item 4(c) of the Schedule 14D-9, entitled “Background of the Offer,” is hereby amended and supplemented by adding the following paragraphs at the end thereof:

“On October 5, 2009, Purchaser issued a press release announcing that Purchaser was amending the Offer, by increasing the price to be paid per Share to $2.25 from the original $1.55 per Share price.  On October 5, 2009, Purchaser also filed Amendment No. 5 to the Schedule TO, which amended and supplemented the Schedule TO in order to reflect the Revised Offer.

Additionally, on October 5, 2009, the Company issued a press release notifying the Company’s stockholders that the Special Committee would review and evaluate the Revised Offer and make a recommendation to the Company’s stockholders in due course.”

Item 8.    Additional Information.

Item 8(g) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

“On October 5, 2009, the Delaware Chancery Court granted the Company’s request to postpone the hearing on the Company’s and KPN’s respective claims against each other, which was scheduled for October 8, 2009 and October 9, 2009.  The Court postponed the hearing to allow the Company’s Special Committee and its advisors adequate time to evaluate the Revised Offer.  The Court did not set a new hearing date, and directed the parties to confer as to scheduling and related matters and report back to the Court on October 12, 2009.”

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(20)	Press release issued by the Company on October 5, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

By:	/s/ Mark S. Flynn
Name: Mark S. Flynn
Title: Chief Legal Officer and Corporate Secretary

Dated:  October 5, 2009